Exhibit 17.1

From:	Charles Leivne
Sent:	Tuesday, December 17, 2013 6:46PM
To:	‘Steven (Elephant Talk)’; ‘Phil Hickman’
Cc:	‘Rijkman Groenink’; ‘Johan Dejager’
Subject:	RE: Elephant Talk Communications – Night Before Meeting Tabulation Reports

Assuming the preliminary voting holds, I intend to abide by the shareholders’ wishes, and resign. I will send my formal letter of resignation once the results are final.

At the same time, I have to say that I am surprised by the result, given the assurance that we were given at the last Board meeting that the shareholder who had expressed concerns about the Board would support the recommended slate, after understanding that we were supportive of new Board members, and would participate in helping to select the new Board members. I hope that the new Board members will effectively represent the shareholders and perform the duties required of independent board members.